SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 1999

Commission file number: 33-58409

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADC Telecommunications, Inc.
Retirement Savings Plan

B.
Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

ADC Telecommunications, Inc.

Minnesota	41-0743912
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
12501 Whitewater Drive
Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (612) 938-8080

ADC Telecommunications, Inc.
Retirement Savings Plan

Financial statements as of
December 31, 1999 and 1998
together with report of
independent public accountants

Report of independent public accountants

To the Plan Administrator of ADC Telecommunications, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the ADC Telecomunications, Inc. Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, the related statements of changes in net assets available for benefits for the three years ended December 31, 1999 and the supplemental schedule of assets held for investment purposes as of December 31, 1999. These financial statements and the supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                      Arthur Andersen LLP

Minneapolis, Minnesota,
May 23, 2000

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

Statements of net assets available for benefits

As of December 31

	1999	1998
CASH AND CASH EQUIVALENTS	$730,008	$—
INVESTMENTS, at market value	497,980,489	298,202,632

Net assets available for benefits	$498,710,497	$298,202,632

The accompanying notes are an integral part of these statements.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

	1999	1998	1997
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$298,202,632	$264,122,671	$196,218,131

INCREASES (DECREASES) DURING THE YEAR:
Employee contributions	15,554,050	17,789,917	13,553,726
Employee rollover contributions	7,698,435	28,487,250	4,453,195

Total employee contributions	23,252,485	46,277,167	18,006,921
Employer contributions	10,775,721	11,828,438	8,444,873
Investment income	4,615,865	4,030,600	3,256,241
Net increase (decrease) in fair value of investments (Note 2)	170,768,438	(18,993,571)	38,712,429
Net realized gain	14,821,901	4,199,244	9,554,116
Benefit distributions to participants	(23,454,866)	(12,889,618)	(9,931,864)
Administrative expenses	(197,787)	(372,299)	(358,444)
Other	(73,892)	—	220,268

Net increase during the year	200,507,865	34,079,961	67,904,540

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$498,710,497	$298,202,632	$264,122,671

The accompanying notes are an integral part of these statements.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999 and 1998

1.  Plan description

General

    ADC Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic salaried employees of ADC Telecommunications, Inc. (ADC or the Company). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

    Effective April 1, 1999, the retirement committee of the Company replaced US Bank and Watson Wyatt with American Express Trust Company (American Express or the Trustee) as trustee and recordkeeper of the Plan. The Trustee is responsible for holding investment assets of the Plan, making investment decisions and making disbursements to participants. As a result of the change in trustees, ADC restated its plan effective April 1, 1999 to align plan rules with the operating procedures of American Express. All audit, legal and plan administrative-related expenses are paid by the Company except for investment management fees which are paid by the Plan. During 1999, 1998 and 1997, the Company paid $425,967, $349,288, and $168,634, respectively, in expenses related to the Plan.

Eligibility

    Eligible employees may contribute to the Plan immediately. All employees are eligible upon hiring except for seasonal or temporary employees. Company contributions commence following one year of service, as defined by the Company.

Contributions

    Under the provisions of the Plan, participants may elect to make contributions from 1 percent to 15 percent of their earnings. The Company matches 100 percent of a participant's contributions up to the first 6 percent of eligible earnings. The Company may also make performance match contributions from year to year during the continuance of the Plan.

    Amounts credited to the accounts of participants for employer or employee contributions are fully vested. Those participants whose employment terminates due to retirement, death, disability or other reasons are entitled to a benefit equal to the amount credited to their accounts, to be paid in a lump-sum distribution.

2.  Significant accounting policies

Basis of accounting

    The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

    Investments are recorded at market value for financial statement purposes. Changes in the fair value of investments between years are included in net increase (decrease) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Realized gains represent the difference between the net proceeds from the sale of investments and their fair value at the beginning of the year, or cost if purchased during the year. Purchases and sales of securities are recorded on a trade-date basis.

Income taxes

    The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes and has received a favorable determination letter dated April 10, 1995, from the Internal Revenue Service (IRS). The Company is of the opinion that the Plan continues to meet the IRS requirements and, therefore, continues to be tax-exempt.

Use of estimates

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Recently issued accounting pronouncement

    In September 1999, the Accounting Standards Executive Committee issued Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to report and disclose participant-directed investment programs.

3.  Investment options

    Upon enrollment in the Plan, a participant may direct employee contributions in any of 12 investment options.

  ADC Stable Value Fund

    This fund seeks to protect money from loss while seeking an attractive rate of current income by investing in the American Express Stable Capital Fund II and the BT Pyramid GIC Fund.

  ADC Stock Fund

    This fund seeks long-term capital growth by investing in ADC common stock.

  American Century Income and Growth Fund

    This fund seeks dividend growth, current income and capital appreciation by investing primarily in common stocks selected from the 1,500 largest companies traded in the United States.

  American Express Trust Equity Index Fund I

    This fund seeks to achieve a total rate of return as close as possible to that of the S&P 500 Index by investing in common stocks.

  American Express Trust Long-Term Fund

    This fund seeks to provide a diversified portfolio with a moderate risk profile for individuals with long-term goals by investing in a predetermined mix of growth, growth/income and income investments.

  American Express Trust Medium-Term Fund

    This fund seeks to provide a diversified portfolio with a conservative risk profile for individuals with medium-term goals by investing in a predetermined mix of growth, growth/income, income and money market investments.

  American Express Trust Short-Term Fund

    This fund seeks to provide a diversified portfolio with a conservative risk profile for individuals with short-term goals by investing in a predetermined mix of growth, growth/ income, income and money market investments.

  Franklin Small Capital Growth Fund

    This fund seeks long-term capital growth by investing in stocks of small capitalization growth companies.

  IDS Bond Fund

    This fund seeks a high level of current income while attempting to conserve the value of the investment and to continue a high level of income for the longest period of time by investing in corporate bonds and other debt securities.

  INVESCO Dynamics Fund

    This fund seeks capital appreciation by investing in common stocks, but also has the flexibility to invest in other types of securities.

  INVESCO Total Return Fund

    This fund seeks a high total return on investment through capital appreciation and current income by investing in a combination of equity and fixed-income securities.

  Janus Overseas Fund

    This fund seeks long-term capital growth by investing in the common stock of issuers outside the United States.

    The fair market value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999 is as follows:

ADC Stock Fund	$248,014,025
American Century Income and Growth Fund	64,981,629
Franklin Small Capital Growth Fund	49,948,251
ADC Stable Value Fund	44,287,941
Janus Overseas Fund	37,602,166
INVESCO Total Return Fund	26,355,025

4.  Participant loans

    A participant may obtain a loan of up to the lesser of one half of the participant's account balance or $50,000. The loan must be repaid with interest at 1 percent above the prime rate over a maximum of 15 years.

    As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant's investment allocation election. Amounts not yet transferred at year-end are reported as investments of the loan account.

5.  Plan termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination, the participants shall receive 100 percent of their account balances.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

(EMPLOYER IDENTIFICATION NUMBER: 41-0743912) (PLAN NUMBER: 002)

Item 27a—Schedule of assets held for investment purposes

As of December 31, 1999

Description	Market value
ADC Stock Fund*	$248,014,025
American Century Income and Growth Fund	64,981,629
Franklin Small Capital Growth Fund	49,948,251
ADC Stable Value Fund*	44,287,941
Janus Overseas Fund	37,602,166
INVESCO Total Return Fund	26,355,025
INVESCO Dynamics Fund	8,689,559
American Express Trust Equity Index Fund I	6,697,210
IDS Bond Fund	1,532,409
American Express Trust Long-Term Fund	1,363,366
American Express Trust Short-Term Fund	854,025
American Express Trust Medium-Term Fund	772,313
Loans to participants, 7.0% to 11.5%	6,882,570

Total investments	$497,980,489

*
Party-in-interest investment.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN (Name of Plan)
By: ADC TELECOMMUNICATIONS, INC.
Date: June 28, 2000	By: /s/ Charles T. Roehrick
Name: Charles T. Roehrick
Title: Vice President, Controller